UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.
6-K Items

1.	Press Release announcing that Fokker Services B.V. has extended its contract with TAT Technologies’ Piedmont Aviation Component Services subsidiary.

ITEM 1

TAT Technologies’ Wholly Owned Subsidiary, Piedmont Aviation Component Services
Signed $11M’ Contract Extension;

GEDERA, Israel (April 26, 2010)/ PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that its wholly-owned subsidiary, Piedmont Aviation Components Services (“Piedmont”), has renewed its contract with Fokker Services B.V. (“Fokker”), a leading manufacturer of mid-size aircraft, for the maintenance of the Honeywell Auxiliary Power Unit (“APU”) 36-50R and APU 36-150RR for the Fokker 70 and Fokker 100 aircraft. The original contract was signed in April 2000 and has now been extended until May 2017.  The value of the extension is estimated to be in excess of US$11M over that seven year period.

The contract is a ‘Power By the Hour’ (“PBH”) based maintenance contract which has proven to be the basis for a successful partnership relationship between Piedmont and Fokker. The engineering departments of Fokker and Piedmont have worked intensively through these past years to increase the reliability of the APU’s.

TAT’s President and CEO, Dr. Shmuel Fledel, commented: “Extending our current agreement with Fokker demonstrates Piedmont’s leading position in the maintenance and overhaul industry and its advanced capabilities in supporting regional and general aviation operators, especially in the US and in Europe. The cooperation with Fokker supports Fokker’s life cycle support program for its fleet and is aligned with TAT’s strategy to increase volume of services provided to the commercial aviation industry. We are looking forward to the continuation of the contract for many years to come.”

About Fokker Services

At present there are more than 600 operational Fokker aircraft across the world. The Fokker aircraft has earned a reputation for advanced technologies, comfort, operational reliability, low noise level and durability. Many consider the Fokker among the best mid-size aircraft ever built. Besides the Fokker aircraft, Fokker is serving operators of the Bombardier Dash 8 and other out of production aircraft, with its logistic flight hour program ABACUS. Fokker is part of Fokker Aerospace Group, which develops and produces advanced components and systems for the aerospace industry, and supplies integrated maintenance services and products to aircraft owners and operators.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics:

OEM of Heat Transfer products primarily includes the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

MRO services include the remanufacture, repair and overhaul of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA (Federal Aviation Administration ) certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 37% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger.  These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations.   Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations,  and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:  www.tat.co.il

Contact:

Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Dr. Avi Ortal CEO Limco Piedmont. Tel: 1-336-455-1785 avio@lpi.aero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: April 26, 2010